# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COREBRIDGE FINANCIAL INC, CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 23,269,445; shared voting power 0; sole dispositive power 24,566,188; shared dispositive power 0; aggregate amount beneficially owned 24,566,188 (5.5% of the class)

## Item 1. Issuer
Name of issuer: COREBRIDGE FINANCIAL INC
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower Houston TX 77019

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc., 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 24566188
Percent of class: 5.5
Sole power to vote or to direct the vote: 23269445
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 24566188
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of COREBRIDGE FINANCIAL INC. No one person's interest in the common stock of COREBRIDGE FINANCIAL INC is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (07/27/2026)